U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                   FORM 12B-25                     000-29669
                                                                 CUSIP Number
                           NOTIFICATION OF LATE FILING             68274C 10 9
                                  (Check One):

       [X] Form 10-K and Form 10-KSB    [  ]Form 20-F    [  ] Form 11-K
                  [  ]Form 10-Q and 10-QSB    [  ]Form N-SAR

     For Period Ended: December 31, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.
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PART I - REGISTRANT INFORMATION
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Full name of Registrant:     OnLine Power Supply, Inc.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number):

                             8100 S.  Akron, #308
City, State and Zip Code:    Englewood, CO 80112


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will
   X         be filed on or before the fifteenth calendar day following the
  ---        prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


          Management, in conjunction with the Company's auditors, is still working to complete the necessary financial reports for the period ended December 31, 2001. Such completion has been delayed because the Company's legal counsel only now is completing an internal investigation of certain legal matters. The outcome of this investigation may, or may not, impact the Company's financial reports. Until the internal investigation is completed, the financial reports cannot be completed. The investigation and the financial reports will be completed, and the audited financial report will be filed as part of the Form 10-KSB Report, by April 15, 2002.




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Part IV - Other Information
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     (1)  Name and telephone number of person to contact in regard to this notification.

             STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                                 [ X ]Yes [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ X ]Yes [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As stated in Part III above, the Company's legal counsel only now is completing an internal investigation of certain legal matters. The outcome of this investigation may, or may not, impact the Company's financial reports. Sales for 2001 were significantly higher than 2000 but the Company still will show a net loss. However, until the internal investigation is completed, the financial reports cannot be completed. Any comment on possible variance between 2000 and 2001 operating results would be speculative until the investigation is completed.



                         ONLINE POWER SUPPLY, INC.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 28, 2002              By:      /s/  Kris M.  Budinger
       -----------------------            --------------------------------------
                                             KRIS M.  BUDINGER
                                             President

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